MACH NATURAL RESOURCES LP

14201 Wireless Way, Suite 300

Oklahoma City, Oklahoma 73134

December 5, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mach Natural Resources LP
Request for Acceleration of Effectiveness of Registration Statement on Form S-3
Registration No. 333-283511

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Mach Natural Resources LP, a Delaware limited partnership (the “Partnership”), hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on December 9, 2024, or as soon thereafter as practicable, or at such other time as the Partnership or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Julian J. Seiguer or Michael W. Rigdon of Kirkland & Ellis LLP, special counsel to the Partnership, at (713) 836-3334 or (713) 836-3647, respectively, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Tom L. Ward
Tom L. Ward
Chief Executive Officer